FORM RW

TOP SHIPS INC.
1 VAS. SOFIAS & MEG.
ALEXANDROU STREET
151 24, MAROUSSI
ATHENS, GREECE

February 6, 2014

VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Top Ships Inc. (the "Company") Rule 477 Application for Withdrawal Registration Statement on Form F-3 (File No. 333-161022)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Act"), the Company hereby requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Registration Statement on Form F-3 (File No. 333-161022) initially filed with the Commission on August 4, 2009, together with all exhibits thereto (the "Registration Statement").

The common shares covered by the Registration Statement were issued to Hongbo Shipping Company Limited, the Company's wholly-owned subsidiary, on July 31, 2009.  The Company agreed to file a registration statement covering the resale from time to time of the common shares received by this selling shareholder. Hongbo Shipping Company Limited currently holds no common shares of the Company.  The Company's obligation to maintain the effectiveness of the Registration Statement has therefore terminated.

None of the Company's securities were sold pursuant to the Registration Statement.

If you have any questions regarding this request for withdrawal, please contact Gary J. Wolfe of Seward & Kissel LLP, counsel to the Company, at (212) 574-1223.

Sincerely,

TOP SHIPS INC.

By:	/s/ Alexandros Tsirikos
Name:	Alexandros Tsirikos
Title:	Chief Financial Officer